

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2020

Eli Baker
President, Chief Financial Officer and Secretary
Flying Eagle Acquisition Corp.
2121 Avenue of the Stars, Suite 2300
Los Angeles, CA 90067

   Re: Flying Eagle Acquisition Corp.
     Amendment No. 2 to Registration Statement on Form S-4
     Filed November 2, 2020
     File No. 333-248638

Dear Mr. Baker:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 28, 2020 letter.

Amendment No. 2 to Registration Statement on Form S-4

Summary of the Proxy Statement/Prospectus
FEAC's Board of Directors' Reasons for Approval of the Business Combination, page 28

1. We note your response to prior comment 8. Please revise to clarify that this measure is an estimate based on the maximum time allowed to complete a tournament for your top three games and may not be indicative of actual user playing time. Also, disclose that since Skillz does not track end-user time on the platform, the actual time users spend per day in gameplay may actually be less than this estimate.

Unaudited Pro Forma Condensed Combined Financial Statements
Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 148

2.   We note your revised disclosure in response to prior comment 5. For pro forma balance sheet purposes, the number of pro forma common shares prior to recapitalization should reflect the number of common shares issued and outstanding, including unvested restricted shares. In this regard in Note 9 of Skillz financial statements you disclose that restricted shares issued to executives from the early exercise of options are included in common stock issued and outstanding within the financial statements. Please revise note (m) to include all issued and outstanding restricted shares or advise. Also, revise note (g) to quantify the number of shares exchanged for cash consideration. Finally, please revise the pro forma ownership disclosure on page 13 to include outstanding unvested restricted shares held by Skillz shareholders.

Business of New Skillz
Our Developer Community, page 170

3.   In your revised disclosure in response to prior comment 1 you state that the negotiated agreements do not impose any obligations on Skillz during the post-termination period. Clarify whether end-users can continue to play the games and whether Skillz has the option, but not obligation, to host paid competitions for the games that must remain on your platform during this period. Also, revise to describe the differences in the company's rights and obligations as established in the standard developer agreement and the negotiated agreements with your significant developers, including marketing support commitments and termination provisions.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Skillz
Overview, page 180

4.   You state here that Tether and Big Run accounted for 83% and 0.1%, respectively of your revenue for the year ended December 31, 2019. However, on page F-33 you state that revenue from games provided by two developer partners accounted for 83% and 7% of your revenues. Please explain this apparent inconsistency or revise.

5.   Please revise your discussion of ARPU to clarify that this measure does not include end-user incentives that were included in sales and marketing expense and quantify such amounts for each period presented.

Our Financial Model, page 181

6.   We note your revised disclosure in response to prior comment 9. Please explain your basis for using a standard cost of revenue margin across all periods considering the increasing trend in cost of revenue as a percentage of reported revenues over the periods presented. In your response, tell us how the unit economics would be impacted had the increasing margins been used for each period.

7.   In your response to prior comment 10 you state that deposits represent the total amount of cash received. Please address the following:

- Reconcile the amount of gross deposits as provided in your response with the amount of Gross Marketplace Volume (GMV), which you define as the total entry fees paid by users;
- Clarify whether GMV includes cash entry fees paid from new deposits as well as fees paid with credits redeemed within the Skillz loyalty platform and fees paid from prior winnings that have not been withdrawn;
- If GMV includes entry fees paid with loyalty credits, quantify the amount of GMV attributable to such credits, if determinable;
- Tell us whether the amount of deposits provided in your response includes user winnings that have not been withdrawn;
- Clarify whether you earn revenue from entry fees that are paid from users winnings that were not withdrawn and tell us whether developers share in such revenue; and
- Explain how winnings are reflected in your financial statements prior to either being withdrawn or used as a paid entry fee.

Beneficial Ownership of Securities, page 220

8.   We note the revisions made to the beneficial ownership table. Please revise footnote 2 to identify the managing members of Eagle Equity Partners II, LLC.

Skillz Financial Statements as of December 31, 2019 and 2018
Note 7. Preferred Stock, page F-47

9.   Your revised disclosure in response to prior comment 5 indicates that the Conversion Rate for each period presented was ten shares of Class B common stock for each share of preferred stock. Please explain the formula used to arrive at the Conversion Rate and specifically address how the "applicable conversion price in effect on the date of conversion" is determined. In this regard, if the conversion price is set at the date of conversion, clarify how the 10-for-1 Conversion Rate was known at December 31, 2018 and 2019. Alternatively, clarify whether the conversion price was changed or set via amendments to Skillz Certificate of Incorporation as referenced in your response or through the terms of the Merger Agreements and if so, revise your disclosures as necessary.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Joel Rubinstein, Esq.